PIMCO MUNICIPAL CREDIT INCOME FUND

1633 Broadway, New York, New York 10019

(212) 235-0453

September 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4720

Re:	PIMCO Municipal Credit Income Fund (the “Fund”)
Request for Withdrawal of Registration Statement on Form N-2 SEC File No. 333-267700

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) withdraw the Fund’s Registration Statement filed via EDGAR on Form N-2 (accession no. 0001193125-22-255848), together with all amendments and exhibits thereto, originally filed with the Commission on October 3, 2022 (the “Registration Statement”). The Fund no longer intends to commence operations. The Fund accordingly intends to deregister under the Investment Company Act of 1940, as amended, by filing on Form N-8F for an order declaring that the Fund has ceased to be an investment company as soon as practicable. No securities were issued or sold under the Registration Statement.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter, and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified with 15 calendar days of the filing of this letter.

If you have any questions regarding this request for withdrawal, please contact Ryan Murphy of Ropes & Gray LLP at (415) 315-1285.

Sincerely,

/s/ Timothy A. Bekkers
Timothy A. Bekkers
Assistant Secretary